UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
GRINDROD SHIPPING HOLDINGS LTD.
(Name of Subject Company (Issuer))
GOOD FALKIRK (MI) LIMITED
(Name of Filing Person (Offeror))
an indirect wholly-owned subsidiary of
TAYLOR MARITIME INVESTMENTS LIMITED
(Name of Filing Person (Parent))
Ordinary Shares, no par value
(Title of Class of Securities)
Y28895103
(CUSIP Number of Class of Securities)
Edward David Christopher Buttery Taylor Maritime Investments Limited Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR +44 1481 737600	With a copy to: Ted Kamman Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019 (212) 318-3140
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (as it may be amended, supplemented or otherwise modified from time to time, this “Schedule TO”) relates to the offer by Good Falkirk (MI) Limited (“Offeror”), a Republic of Marshall Islands company and indirect wholly owned subsidiary of Taylor Maritime Investments Limited, a Guernsey company limited by shares with a listing on the premium segment of the Official List of the London Stock Exchange (“TMI”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined in the Offer to Purchase (as defined below)), all of the issued ordinary shares (the “Shares”), other than Shares held by Offeror and Shares held in treasury, in the capital of Grindrod Shipping Holdings Ltd., a Singapore public company (the “Company”), at a price of $21.00 per Share, payable to the holder thereof in cash, without interest thereon, to be paid in conjunction with a special dividend from the Company of $5.00 per Share, representing an aggregate transaction value to Company shareholders of $26.00 per Share, less any required withholding tax, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal, as they may be amended from time to time (the “Offer”), in accordance with Regulation 14D and 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Singapore Code on Take-overs and Mergers, subject to certain exemptions granted by the U.S. Securities and Exchange Commission (the “SEC”) and the Securities Industry Council (the “SIC”). The Offer to Purchase and the Letter of Transmittal are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
This Schedule TO is being filed by Offeror and TMI. The information set forth in the Offer to Purchase, including all schedules and appendices thereto, and the related Letter of Transmittal, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on October 28, 2022 (as amended or supplemented from time to time, the “Schedule 14D-9”) is hereby expressly incorporated by reference in response to all items of this Schedule TO and as more particularly set forth below, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.
Item 1	Summary Term Sheet.
The information set forth in the Offer to Purchase under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.
Item 2	Subject Company Information.
(a) Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is Grindrod Shipping Holdings Ltd., a company incorporated under the laws of the Republic of Singapore. Its principal executive office is #03-01 Southpoint, 200 Cantonment Road, Singapore 089763, and the telephone number of its principal executive office is +65 6323 0048.
(b) Securities. This Schedule TO relates to issued ordinary shares, no par value, in the capital of the Company. As of the close of business on October 7, 2022, there were (i) 18,996,493 Shares in issue (excluding 313,531 Shares held in treasury), and (ii) 475,515 Shares subject to outstanding awards granted pursuant the Company’s 2018 Forfeitable Share Plan (as amended, the “2018 Forfeitable Share Plan”) that settle in Shares subject to vesting conditions and other terms and conditions (such awards, the “Company Forfeitable Shares”). The Company maintains the 2018 Forfeitable Share Plan, in which certain employees of the Company and its subsidiaries and the Company’s non-executive directors participate.
(c) Trading Market and Price. Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the Offer to Purchase under the caption “THE OFFER  – Section 7 Price Range of Shares; Dividends” and is incorporated herein by reference.
Item 3	Identity and Background of Filing Person.
(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTOR – Section 1 Background”

“THE OFFER – Section 9 Certain Information Concerning Offeror and Parent”
“SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND OFFEROR”
Item 4	Terms of the Transaction.
(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5	Past Contacts, Transactions, Negotiations and Agreements.
(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SPECIAL FACTOR – Section 1 Background”
“SPECIAL FACTOR – Section 9 Transactions and Arrangements Concerning the Shares”
“SPECIAL FACTOR – Section 10 Related Party Transactions; Certain Transactions Between Parent and Its Affiliates and the Company”
“SCHEDULE II HOLDINGS AND DEALINGS DISCLOSURES IN COMPANY SECURITIES”
(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SPECIAL FACTOR – Section 1 Background”
“SPECIAL FACTOR – Section 2 Purpose and Reasons for the Offer; Plans for the Company after the Offer”
“SPECIAL FACTOR – Section 9 Transactions and Arrangements Concerning the Shares”
“THE OFFER – Section 12 The Implementation Agreement; the Other Agreements”
Item 6	Purposes of the Transaction and Plans or Proposals.
(a) and (c)(1) – (7) Purposes; Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SPECIAL FACTOR – Section 1 Background”
“SPECIAL FACTOR – Section 2 Purpose and Reasons for the Offer; Plans for the Company after the Offer”
“SPECIAL FACTOR – Section 6 Effects of the Offer”
“SPECIAL FACTOR – Section 7 Options Which May Be Considered if the Offer is Not Completed”
“THE OFFER – Section 5 Effect of the Offer on the Market for the Shares; Nasdaq and JSE Listings; Exchange Act Registration; and Margin Regulations”
“THE OFFER – Section 7 Price Range of Shares; Dividends”
“THE OFFER – Section 12 The Implementation Agreement; the Other Agreements”
Item 7	Source and Amount of Funds or Other Consideration.
(a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
“SPECIAL FACTOR – Section 1 Background”
“SPECIAL FACTOR – Section 2 Purpose and Reasons for the Offer; Plans for the Company after the Offer”
“THE OFFER – Section 10 Source and Amount of Funds”
“THE OFFER – Section 12 The Implementation Agreement; the Other Agreements”

Item 8	Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SPECIAL FACTOR – Section 1 Background”
“SPECIAL FACTOR – Section 9 Transactions and Arrangements Concerning the Shares”
“THE OFFER – Section 9 Certain Information Concerning Offeror and Parent”
“SCHEDULE II HOLDINGS AND DEALINGS DISCLOSURES IN COMPANY SECURITIES”
(b) Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SPECIAL FACTOR – Section 1 Background”
“SPECIAL FACTOR – Section 9 Transactions and Arrangements Concerning the Shares”
“THE OFFER – Section 12 The Implementation Agreement; the Other Agreements”
“SCHEDULE II HOLDINGS AND DEALINGS DISCLOSURES IN COMPANY SECURITIES”
The information set forth in the Schedule 14d-9 under the following captions is incorporated herein by reference:
“Item 1 Subject Company Information  – Prior Stock Purchases”
“Item 6. Interest in Securities of the Subject Company”
Item 9	Persons/Assets Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the caption “THE OFFER – Section 14 Fees and Expenses” is incorporated herein by reference.
Item 10	Financial Statements.
(a)-(b) Financial Information; Pro Forma Information. Financial information with respect to Offeror or TMI is not material because
•	the Offer is being made for all of the Shares, other than Shares held by Offeror and Shares held by the Company in treasury, solely for cash;
•	the consummation of the Offer is not subject to any financing condition; and
•	Offeror has all of the financial resources, including committed debt financing, sufficient to finance the Offer.
Nonetheless, certain financial information of TMI is included as Appendix A to the Offer to Purchase and TMI as required by Singapore law.
Item 11	Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTOR – Section 1 Background”
“SPECIAL FACTOR – Section 2 Purpose and Reasons for the Offer; Plans for the Company after the Offer”
“THE OFFER – Section 5 Effect of the Offer on the Market for the Shares; Nasdaq and JSE Listings; Exchange Act Registration; and Margin Regulations”
“THE OFFER – Section 11 Conditions of the Offer”
“THE OFFER – Section 12 The Implementation Agreement; the Other Agreements”
“THE OFFER – Section 13 Certain Legal Matters; Regulatory Approvals”

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.
Item 12. Exhibits.
Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated October 28, 2022.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Trust Companies, Depository Trust Company Participants, Central Securities Depository Participants, Banks or Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers, Trust Companies, Depository Trust Company Participants, Central Securities Depository Participants, Banks or Other Nominees.
(a)(5)(A)
Joint Announcement regarding Voluntary Conditional General Offer for the Company by Offeror, a wholly-owned subsidiary of TMI, dated October 12, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by TMI with the SEC on October 12, 2022).

(a)(5)(B)
Clarificatory Announcement regarding Voluntary Conditional Cash Offer for the Company by Offeror, a wholly-owned subsidiary of TMI, dated October 14, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by TMI with the SEC on October 14, 2022).

(a)(5)(C)	Possible Offer Announcement issued by TMI, dated August 29, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by TMI with the SEC on August 29, 2022).
(b)
Facility Agreement, dated October 11, 2022, among, inter alia, Offeror, TMI, Nordea Bank ABP, Filial I Norge and Skandinaviska Enskilda Banken AB (publ), Singapore Branch (incorporated by reference to Exhibit 99.9 to the Schedule 13D/A filed by TMI with the SEC on October 13, 2022).

(c)*	Evercore Discussion Materials, dated October 9, 2022.
(d)(1)*	Awards Proposal regarding Voluntary Conditional General Offer by Offeror, a wholly-owned subsidiary of TMI for the Company, dated October 28, 2022.
(d)(2)*	Letter to Holders of outstanding awards granted under the Grindrod Shipping Holdings Ltd. 2018 Forfeitable Share Plan, dated October 28, 2022.
(d)(3)
Transaction Implementation Agreement, dated October 11, 2022, by and among TMI, Offeror and the Company (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 6-K filed with the SEC on October 12, 2022).

(d)(4)
Tender and Support Agreement, dated October 11, 2022, by and among TMI, Offeror and Grindrod Investments Proprietary Limited (incorporated by reference to Exhibit 99.7 to the Schedule 13D/A filed by TMI with the SEC on October 13, 2022).

(d)(5)
Tender and Support Agreement, dated October 11, 2022, by and among TMI, Offeror and Michael Hankinson (incorporated by reference to Exhibit 99.8 to the Schedule 13D/A filed by TMI with the SEC on October 13, 2022).

(d)(6)
Exclusivity Extension Agreement, dated September 28, 2022, by and between TMI and the Company (incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed by TMI with the SEC on September 30, 2022).

(d)(7)	Offer Letter dated August 25, 2022, by TMI (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A filed by TMI with the SEC on August 29, 2022).
(d)(8)	Exclusivity Agreement, dated August 25, 2022, by and between TMI and the Company (incorporated by reference to Exhibit 99.4 to the Schedule 13D/A filed by TMI with the SEC on August 29, 2022).
(d)(9)	Confidentiality Agreement, dated August 24, 2022, by and between TMI and the Company (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed by TMI with the SEC on August 29, 2022).
(d)(10)
Agreement for the sale and purchase of certain shares of the Company, dated December 10, 2021, between Industrial Partnership Investments Proprietary Limited, Remgro Limited, Offeror and TMI (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by TMI with the SEC on December 20, 2021).

(f)	Not applicable.
(g)	Not applicable.
107*	Filing fee table.
*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.
The following sets forth that information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above.
Item 2 to Schedule 13E-3. Subject Company Information
(d) Dividends. The information set forth in the Offer to Purchase under the caption “THE OFFER – Section 7 Price Range of Shares; Dividends” is incorporated herein by reference.
(e) Prior public offerings. Not applicable.
(f) Prior stock purchases. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SPECIAL FACTOR – Section 1 Background”
“SPECIAL FACTOR – Section 9 Transactions and Arrangements Concerning the Shares”
Item 4 to Schedule 13E-3. Terms of the Transaction
(c) Different terms. Not applicable.
(d) Appraisal rights. The information set forth in the Offer to Purchase under the caption “SPECIAL FACTOR – Section 8 Dissenters’ Appraisal Rights” is incorporated herein by reference.
(e) Provisions for unaffiliated security holders. TMI and Offeror have made no arrangements in connection with the Offer to grant unaffiliated security holders access to their corporate files or to obtain counsel or appraisal services at their expense.
(f) Eligibility for listing or trading. Not applicable.
Item 5 to Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements
(c) Negotiations or contacts. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SPECIAL FACTOR – Section 1 Background”
“SPECIAL FACTOR – Section 2 Purpose and Reasons for the Offer; Plans for the Company after the Offer”
“SPECIAL FACTOR – Section 9 Transactions and Arrangements Concerning the Shares”
“SPECIAL FACTOR – Section 10 Related Party Transactions; Certain Transactions Between Parent and Its Affiliates and the Company”
“THE OFFER – Section 12 The Implementation Agreement; the Other Agreements”
(e) Agreements involving the subject company’s securities. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SPECIAL FACTOR – Section 1 Background”
“SPECIAL FACTOR – Section 9 Transactions and Arrangements Concerning the Shares”
“THE OFFER – Section 12 The Implementation Agreement; the Other Agreements”
“SCHEDULE II HOLDINGS AND DEALINGS DISCLOSURES IN COMPANY SECURITIES”
Item 6 to Schedule 13E-3. Purpose of the Transaction and Plans or Proposals
(b) Use of securities acquired. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SPECIAL FACTOR – Section 2 Purpose and Reasons for the Offer; Plans for the Company after the Offer”
“SPECIAL FACTOR – Section 6 Effects of the Offer”

“SPECIAL FACTOR – Section 7 Options Which May Be Considered if the Offer is Not Completed”
(c)(8) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SPECIAL FACTOR – Section 6 Effects of the Offer”
“THE OFFER – Section 5 Effect of the Offer on the Market for the Shares; Nasdaq and JSE Listings; Exchange Act Registration; and Margin Regulations”
Item 7 to Schedule 13E-3. Purposes, Alternatives, Reasons and Effects
(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTOR – Section 1 Background”
“SPECIAL FACTOR – Section 2 Purpose and Reasons for the Offer; Plans for the Company after the Offer”
(b) Alternatives. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SPECIAL FACTOR – Section 1 Background”
“SPECIAL FACTOR – Section 2 Purpose and Reasons for the Offer; Plans for the Company after the Offer”
(c) Reason. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SPECIAL FACTOR – Section 1 Background”
“SPECIAL FACTOR – Section 2 Purpose and Reasons for the Offer; Plans for the Company after the Offer”
(d) Effects. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SPECIAL FACTOR – Section 1 Background”
“SPECIAL FACTOR – Section 2 Purpose and Reasons for the Offer; Plans for the Company after the Offer”
“SPECIAL FACTOR – Section 6 Effects of the Offer”
“SPECIAL FACTOR – Section 7 Options Which May Be Considered if the Offer is Not Completed”
“SPECIAL FACTOR – Section 8 Dissenters’ Appraisal Rights”
“THE OFFER – Section 5 Effect of the Offer on the Market for the Shares; Nasdaq and JSE Listings; Exchange Act Registration; and Margin Regulations”
“THE OFFER – Section 6 Certain Income Tax Consequences of the Offer”
“THE OFFER – Section 12 The Implementation Agreement; the Other Agreements”
Item 8 to Schedule 13E-3. Fairness of the Transaction
(a) - (b) Fairness; Factors considered in determining fairness. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTOR – Section 3 Recommendation by the Board of Directors of the Company”
“SPECIAL FACTOR – Section 4 Position of Offeror and TMI Regarding Fairness of the Offer”
(c) Approval of security holders. The Offer is conditional upon, among others, that Offer has received, by the close of the Offer, Shares validly tendered and not validly withdrawn of such number which, together with Shares acquired before (or, with the approval of the Company, during) the Offer (and including any Shares issued to Offeror in exchange for Offeror’s payment of the Offer Price of $21.00 in respect of the Company Forfeitable Shares) will result in Offeror and persons acting in concert with it holding more than 50% of the voting rights attributable to the aggregate of (x) all the Shares in issue (other than Shares held in treasury) and (y) the number of Shares that would result from the valid vesting and settlement in full of the Company Forfeitable Shares. However, the Offer is not structured so that approval of at least a majority of unaffiliated security holders is required.
(d)-(e) Unaffiliated representative; Approval of directors. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SPECIAL FACTOR – Section 3 Recommendation by the Board of Directors of the Company”
“SPECIAL FACTOR – Section 4 Position of Offeror and TMI Regarding Fairness of the Offer”
The information set forth in the Schedule 14d-9 under the following captions is incorporated herein by reference:
“Item 4. The Solicitation or Recommendation  – Recommendation of the Company Board”
“Item 4. The Solicitation or Recommendation  – Background of the Offer and Reasons for the Recommendation of the Company Board”
“According to the 14d-9, an unaffiliated representative was not retained solely to act on behalf of unaffiliated security holders for purposes of negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer.”
(f) Other Offers. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SPECIAL FACTOR – Section 4 Position of Offeror and TMI Regarding Fairness of the Offer”
The information set forth in the Schedule 14d-9 under the following captions is incorporated herein by reference:
“Item 4. The Solicitation or Recommendation  – Recommendation of the Company Board”
“Item 4. The Solicitation or Recommendation  – Background of the Offer and Reasons for the Recommendation of the Company Board”
Item 9 to Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations
(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Offer to Purchase under the caption “SPECIAL FACTOR – Section 5 Summary of Evercore Presentation to Offeror and TMI” is incorporated herein by reference.
(c) Availability of documents. The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the principal executive offices of Offeror and TMI during their regular business hours by any interested holder of Shares or representative of any such interested holder who has been so designated in writing by such interested stockholder.
Item 10 to Schedule 13E-3. Source and Amount of Funds or Other Consideration
(c) Expenses. The information set forth in the Offer to Purchase under the caption “THE OFFER – Section 14 Fees and Expenses” is incorporated herein by reference.
Item 12 to Schedule 13E-3. The Solicitation or Recommendation
(d) Intent to tender or vote in a going-private transaction. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“SPECIAL FACTOR – Section 1 Background”
“THE OFFER – Section 12 The Implementation Agreement; the Other Agreements”
The information set forth in the Schedule 14d-9 under the following caption is incorporated herein by reference:
“Item 4. The Solicitation or Recommendation  – Intent to Tender”
(e) Recommendations of others. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“SPECIAL FACTOR – Section 3 Recommendation by the Board of Directors of the Company”
The information set forth in the Schedule 14d-9 under the following captions is incorporated herein by reference:
“Item 4. The Solicitation or Recommendation  – Recommendation of the Company Board”
“Item 4. The Solicitation or Recommendation  – Background of the Offer and Reasons for the Recommendation of the Company Board”
Item 13 to Schedule 13E-3. Financial Statements
(a) Financial information. The audited consolidated financial statements of the Company as at December 31, 2021 and 2020 included in the Company’s Annual Report on Form 20-F field with the SEC on March 25, 2022, and the unaudited interim condensed consolidated financial statements of the Company as at June 30, 2022 and December 31, 2021 included in the Company’s Report on Form 6-K filed with the SEC on August 17, 2022 are incorporated herein by reference. Copies of the foregoing are accessible at the SEC’s website (www.sec.gov).
(b) Pro forma information. The pro forma financial statements of the Company are not material to the Offer.
Item 14 to Schedule 13E-3. Persons/Assets Retained, Employed, Compensated or Used
(a) Solicitations or recommendations. The information set forth in the Offer to Purchase under the caption “THE OFFER – Section 14 Fees and Expenses”, with respect to the persons employed or retained by TMI and Offeror, is incorporated herein by reference.
(b) Employees and corporate assets. Not Applicable.
Item 15 to Schedule 13E-3. Additional Information
(b) – (c) Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.
Dated: October 28, 2022
TAYLOR MARITIME INVESTMENTS LIMITED

By:	/s/ Nicholas Lykiardopulo
Name:	Nicholas Lykiardopulo
Title:	Chairman
GOOD FALKIRK (MI) LIMITED

By:	/s/ Trudi Clark
Name:	Trudi Clark
Title:	Duly authorized signatory for TMI Director 1 Limited, the sole director of Good Falkirk (MI) Limited